SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on November 9, 2017

1. Date, Time and Place: On November 9, 2017, at 8:30 a.m., via conference call, as authorized by Article 21, Paragraph 2 of the Company's Bylaws.

2.     Call Notice and Attendance: Call notice was waived since all members of the Board of Directors attended the meeting. The Company's Chief Executive Officer and the Investor Relations Officer also attended the meeting.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: The members of the Board of Directors unanimously resolved, without any reservations, to approve the call notice for an Extraordinary Shareholders Meeting of the Company to resolve on the Company’s capital increase of up to three hundred million Reais (R$300,000,000.00), and partial ratification is possible in case of subscription of, at least, two hundred million and ten Reais (R$200,000,010.00), by means of the issue for private subscription of at least, thirteen million, three hundred, thirty-three thousand, three hundred and thirty-four (13,333,334) and, at most, twenty million (20,000,000) non-par, registered, book-entry, new common shares, at a price per share of R$15.00 based on Article 170, Paragraph 1, item III of Law No. 6.404/76, of which R$0.01 per share shall be allocated to the capital stock and R$14.99 per share to the capital reserve, pursuant to Article 182, Paragraph 1, “a”, of Law No. 6.404/76.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. Signatures: Odair Garcia Senra (Chairman), Janine Maria Corrêa Pupo (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Janine Maria Corrêa Pupo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer